Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

 NEW YORK, NEW YORK 10019-6142

August 28, 2015

Credit Suisse
11 Madison Avenue
New York, New York 10010

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
1 Year 10.00% per annum Autocallable Reverse Convertible Securities due August 29, 2016	August 25, 2015	F170
1 Year 9.00% per annum Autocallable Reverse Convertible Securities due August 29, 2016	August 25, 2015	F171
1 Year 9.00% per annum Reverse Convertible Securities due August 29, 2016	August 25, 2016	F173
4.00% per annum Contingent Coupon Buffered Accelerated Return Equity Securities due May 31, 2022	August 25, 2016	K555
2.00% per annum Coupon Digital Barrier Notes due August 30, 2021	August 21, 2015	T595
Digital Plus Barrier Notes due August 30, 2021	August 21, 2015	T596
Digital Plus Barrier Notes due August 30, 2021	August 21, 2015	T597
Autocallable Securities due August 28, 2019	August 21, 2015	T598
Accelerated Barrier Notes due February 28, 2019	August 21, 2015	T602

7.25% per annum Contingent Coupon Callable Yield Notes due August 28, 2018	August 21, 2015	U1300
Fixed to Floating Rate Securities due 2030	August 26, 2015	Amendment No. 1 to Pricing Supplement U1307
6.50% per annum Contingent Coupon Callable Yield Notes due November 30, 2020	August 25, 2015	U1312
7.00% per annum Contingent Coupon Autocallable Yield Notes due August 28, 2018	August 26, 2015	U1323